Exhibit 10.1

November 4, 2019

Sean McLennan

1110 Pine Tree Lane

Libertyville, IL 60048

Dear Mr. McLennan,

On behalf of Molecular Templates, Inc. (“MTEM” or the “Company”), I am pleased to offer you the position of Senior Vice President, Finance, reporting directly to me.

Total Rewards

Annual Salary

Your salary will be paid at the rate of $25,000.00 per month ($300,000.00 annualized) less payroll deductions and all required withholdings. Your salary will be paid in 24 installments annually or under such similar payroll procedure.

Target Bonus

You will be eligible to receive a target discretionary annual bonus of 35% of your base salary. Actual bonus awards may be above or below the targeted amount based on the Company’s performance and your individual performance, subject to MTEM’s policy for paying annual bonuses set forth in MTEM’s Employee Handbook, as may be amended from time to time. Your 2019 bonus, if any, will be prorated based on your start date of November 12, 2019.

Whether the Company awards bonuses for any given year, the allocation of the bonuses for Company and individual performance, and the amounts of such bonuses, if awarded, will be in the sole discretion of the Company as determined by its Compensation Committee of the Board of Directors (the “Committee”). If the Committee approves payment of bonuses for any given year, the bonus amounts generally will be determined and paid within the first calendar quarter of the year based on the prior year’s performance. To incentivize you to remain employed with MTEM, you must be employed on the date any bonus is paid in order to earn the bonus. If your employment terminates for any reason prior to the payment of the bonus, then you will not have earned the bonus and will not receive any portion of it. Notwithstanding the foregoing, it MTEM terminates your employment without “Cause” (as defined in MTEM’s 2018 Equity Incentive Plan) after the close of the fiscal year and prior to payment of the bonus, the Company will pay you any bonus awarded by the Compensation Committee on or before March 15.

Equity Incentives

Subject to approval by the Committee, you will be granted an initial new hire option to purchase 80,000 shares of the Company’s common stock, subject to the terms and conditions of MTEM’s 2018 Equity Incentive Plan and a stock option grant notice and agreement that will be provided to you. The grant agreement will include a four (4) year vesting schedule, such that 25% of the shares will vest on the first anniversary of the commencement of your employment, with the balance vesting in equal monthly installments over the subsequent thirty-six (36) months, until either your option shares are fully vested or your employment ends, whichever occurs first. The stock option award vesting is subject to acceleration in certain circumstances following a Change in Control, as set forth below under “Termination Without Cause in Connection With a Change in Control”.

Annually, you will be eligible to participate in any long-term incentive plan in effect at a level commensurate with your position and role with MTEM under such plan’s terms and conditions.

Benefits

You will be eligible to receive MTEM’s complete package of wellness and insurance benefits. MTEM may, in its sole discretion, discontinue or modify any such plans, programs or practices at any time, with or without notice. Details about these benefit plans will be made available for your review.

Paid Time Off

Vacation. You are eligible for three weeks of paid vacation during each fiscal year at times that are mutually convenient for you and the Company.

Holidays. You are eligible for paid holidays. These holidays are listed in our employee handbook.

At-Will Employment; Termination; Severance

Acknowledgement. Your employment with MTEM is “at will,” which means you may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying MTEM, and likewise, MTEM may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice. This at-will employment relationship cannot be changed except in a writing signed by a Company officer.

Termination in General. In the event your employment with MTEM terminates for any reason, you will receive (i) your base salary through the date of termination; (ii) reimbursement of all expenses for which you are entitled to be reimbursed, but for which you have not yet been reimbursed; and (iii) if you participate in MTEM’s group health plans, the right to continue health care benefits under COBRA, at your cost, to the extent required and available by law.

Termination Without Cause. In the event MTEM terminates your employment without “Cause” (as defined in MTEM’s 2018 Equity Incentive Plan) in addition to (i), (ii) and (iii) above, provided you execute, deliver to MTEM and do not revoke a separation agreement and general release within 60 days following your last date of employment, the Company will pay you severance pay at a rate equal to 100% of your base salary, (less applicable withholding), for a period of nine months from the date of such termination, to be paid periodically in accordance with MTEM’s normal payroll practices. Payments will commence on the next payroll period following the date the separation agreement becomes enforceable, provided that if the 60-day period to sign the separation agreement extends into the following calendar year, the payments will begin in the new calendar year. The first payment will include all amounts due to you under this paragraph through that date.

Termination Without Cause in Connection With a Change in Control. In the event that a Change in Control (as defined in MTEM’s 2018 Equity Incentive Plan) occurs during your employment with us and MTEM terminates your employment without Cause (as defined in MTEM’s 2018 Equity Incentive Plan) three months prior to or twelve months after the Change in Control, provided you execute, deliver to MTEM and do not revoke a separation agreement and general release within 60 days following your last date of employment, the Company will (i) pay you in lieu of the severance benefit described in the preceding paragraph, a lump sum amount equal to one times (1x) the sum of your current base salary and your annual target bonus, and (ii) accelerate your vesting in all Company time-based equity awards that you then hold. All stock options then held by you shall immediately become exercisable in full and any other stock awards held by you will become free of restrictions. MTEM will pay you the lump sum severance payment on the next payroll period following the date the separation agreement becomes enforceable, provided that if the 60-day period to sign the separation agreement extends into the following calendar year, the lump sum payment will be made in the new calendar year.

Confidentiality

As a MTEM employee, you will be expected to abide by Company rules and regulations and sign and comply with the Company’s Proprietary Information and Inventions Agreement which prohibits unauthorized use or disclosure of company proprietary information.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.

You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality.

You represent that you are not a party to any agreement that would prohibit you from entering into employment with the Company and have otherwise brought to the Company’s attention any agreement that purports to restrict the activities in which you can engage on behalf of the Company.

This letter, together with the Proprietary Information and Inventions Agreement, forms the complete and exclusive statement of your agreement with MTEM. The terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written. Changes in your agreement terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company. As required by law, this offer is subject to satisfactory proof of your right to work in the United States of America.

The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your employment offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

The terms of this letter are governed by the laws of Texas without regard to its or any other state’s conflict of law rules.

Please sign and date this letter and return it to the Company by December 4, 2019, if you wish to accept employment at MTEM under the terms described above.

We welcome you to the Molecular Templates team and look forward to your contribution to our success.

Sincerely,

/s/ Adam Cutler (MTEM Supervisor)
Chief Financial Officer
Date: 8/27/2020

Accepted:

/s/ Sean McLennan
Sean McLennan

Date: 12/4/19